UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: November 2, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Destination Maternity Corporation

Full Name of Registrant

N/A

Former Name if Applicable

232 Strawbridge Drive

Address of Principal Executive Office (Street and Number)

Moorestown, NJ 08057

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Destination Maternity Corporation (the “Company”) could not file its Quarterly Report on Form 10-Q for the period ended November 2, 2019 (the “Form 10-Q”) by December 17, 2019 because it was unable to complete the preparation of its condensed consolidated financial statements by December 17, 2019 without unreasonable effort or expense.

On October 21, 2019, the Company filed a press release under cover of Current Report on Form 8-K disclosing that it had voluntarily filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code on October 21, 2019. The Company is operating its business and managing its assets as a “debtor-in-possession” under the jurisdiction of the bankruptcy court with a limited internal accounting staff.

In addition, as disclosed in the Current Report on Form 8-K of the Company filed on November 6, 2019, on November 6, 2019, BDO USA, LLP (“BDO”) resigned as the independent registered public accounting firm of the Company. Due to its limited internal resources and the recent resignation of its independent registered public accounting firm, the Company was unable to complete the necessary procedures to file the Form 10-Q by December 17, 2019.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Dave J. Helkey	(856)	291-9700
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

A reasonable estimate of the results cannot be made as indicated in Part III of this Form 12b-25. On October 21, 2019, the Company voluntarily filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code. Because the Company has not completed its assessment of the effects that the Chapter 11 filing and other developments occurring since the end of the second quarter have had on its financial statements, the Company cannot provide a reasonable estimate of all of the effects at this time.

Destination Maternity Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	December 17, 2019	By	/s/ Dave J. Helkey
Dave J. Helkey Chief Operating Officer & Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).